EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

July 18, 2018

AVINO ANNOUNCES Q2 2018 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce its second quarter, 2018 production results from its Avino property near Durango, Mexico.

Silver equivalent production in Q2, 2018 increased by 6% compared to Q2, 2017 due to extra production from the commissioning of Mill Circuit 4. Copper production in Q2, 2018 increased by 31% compared to Q2, 2017, and silver and gold production decreased by 16% and 11%, respectively; the latter are due to lower silver and gold feed grades from the Avino and San Gonzalo mines.

Consolidated Production Highlights for Second Quarter, 2018 (Compared to Second Quarter, 2017)

•	Silver equivalent production increased by 6% to 738,853 oz*
•	Gold production decreased by 11% to 1,734 oz
•	Silver production decreased by 16% to 323,014 oz
•	Copper production increased by 31% to 1,480,830 lbs

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16.53 oz Ag, $1,307 oz Au and $3.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“We are pleased with our second quarter production results, our silver equivalent production increased by 6%, because our copper production increased by 31%.” said David Wolfin, President and CEO. “We will continue to process historic stockpile material through Mill Circuit 4 until the end of the year, and then we anticipate transitioning to processing newly-mined mill feed from the San Luis area of the Avino Mine.”

Production Tables for Second Quarter, 2018

Comparative production results from the second quarter, 2018 and the second quarter, 2017 are presented below:

	Q2 2018	Q2 2017	% Change
Total Silver Eq. Produced (oz) calculated*	738,853	698,174	6%
Total Gold Produced (oz) calculated	1,734	1,954	-11%
Total Silver Produced (oz) calculated	323,014	386,002	-16%
Total Copper Produced (Lbs) calculated	1,480,830	1,133,161	31%

July 18, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2018 Production Results

Production Table for Second Quarter, 2018

Production by mine	Tonnes Processed	Conc. Tonnes Produced	Grade Ag (g/t)	Grade Au (g/t)	Grade Cu (%)	Recovery Ag (%)	Recovery Au (%)	Recovery Cu (%)	Silver (Oz)	Gold (Oz)	Copper (Lbs)	AgEq
Avino	119,839	2,743	53	0.36	0.61	86	73	90	177,101	1,020	1,441,012	529,247
San Gonzalo	19,824	679	224	1.01	N/A	74	73	N/A	105,970	471	N/A	143,124
Historic above ground stockpiles	45,063	363	47	0.30	0.14	58	86	28	39,943	243	39,818	66,482
Consolidated	184,726	3,785	70	0.42	0.45	81	75	90	323,014	1,734	1,480,830	738,853

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16.53 oz Ag, $1,307 oz Au and $3.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine Second Quarter, 2018 Production Results

Comparative figures for the second quarter, 2018 and the second quarter, 2017 for the Avino Mine are as follows; production figures for the second quarter, 2018 include production from Mill Circuit 2 and Mill Circuit 3:

	Q2 2018	Q2 2017	Quarterly Change %
Total Mill Feed (dry tonnes)	119,839	117,386	2%
Feed Grade Silver (g/t)	53	76	-30%
Feed Grade Gold (g/t)	0.36	0.53	-32%
Feed Grade Copper (%)	0.61	0.49	24%
Recovery Silver (%)	86%	84%	2%
Recovery Gold (%)	73%	69%	6%
Recovery Copper (%)	90%	89%	1%
Total Silver Produced (kg)	5,508	7,517	-27%
Total Gold Produced (g)	31,741	43,037	-26%
Total Copper Produced (Kg)	653,633	513,994	27%
Total Silver Equivalent Produced (oz) calculated*	529,247	512,237	3%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16.53 oz Ag, $1,307 oz Au and $3.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

At the Avino mine, underground advancement totaled 844 metres and 102,512 tonnes of material were broken. Haulage of mill feed totalled 123,478 tonnes.

Mining took place at levels 16 and 16.5 where the copper grades were higher and the silver and gold grades were lower due to variability in the mineralization within the deposit.

July 18, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2018 Production Results

San Gonzalo Mine Second Quarter, 2018 Production Highlights

Comparative figures for the second quarter, 2018 and the second quarter, 2017 for the San Gonzalo mine are as follows:

	Q2 2018	Q2 2017	Quarterly Change %
Total Mill Feed (dry tonnes)	19,824	20,107	-1%
Feed Grade Silver (g/t)	224	277	-19%
Feed Grade Gold (g/t)	1.01	1.19	-15%
Recovery Silver (%)	74%	81%	-8%
Recovery Gold (%)	73%	74%	-1%
Total Silver Produced (kg)	3,296	4,489	-27%
Total Gold Produced (g)	14,642	17,724	-17%
Total Silver Equivalent Produced (oz) calculated*	143,124	185,937	-23%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16.53 oz Ag, $1,307 oz Au and $3.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

The silver grade at San Gonzalo for Q2, 2018 decreased by 19%, and the gold grade decreased by 15% compared to Q2, 2017, due to lower grades of the areas being mined during the quarter. Mill feed came from Levels 3-020, 4-020, 5-010, 6-020 and 6.5-100. Silver and gold recoveries were also lower because of a change in mineralization within the material from stope 020 at different levels. The additional recoveries of silver and gold from the zinc circuit did not result in additional overall improvement. Samples of these materials have been sent for mineralogy test work.

Tonnage broken for the quarter was 14,178 tonnes and underground development totalled 777 metres. Plant availability for the second quarter 2018 was 95%, and there were no shut downs other than normal scheduled maintenance.

Mill Circuit 4 – Historic Above Ground Stockpiles

Following the installation of the milling, flotation and thickening components, Mill Circuit 4’s 1,000 tonne per day ball mill, turned over in February 2018 for its initial test. The charged ball mill start-up went very well with only minor issues with the lube system which were resolved quickly. Commissioning of the complete circuit resumed in May 2018, with the introduction of mill feed, followed by testing of the classification, flotation, thickening and filtering components.

During the startup, testing and commissioning phase, which is expected to last through the end of 2018, feed to Mill Circuit 4 will come from historic above-ground Avino Mine stockpiles. Once development is complete, Mill Circuit 4 will transition to processing newly-mined mill feed from the San Luis area of the Avino Mine.

July 18, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2018 Production Results

Output from Mill Circuit 4 during the second quarter of 2018 is as follows:

Q2 2018
Total Mill Feed (dry tonnes)	45,063
Feed Grade Silver (g/t)	47
Feed Grade Gold (g/t)	0.30
Recovery Silver (%)	58%
Recovery Gold (%)	56%
Total Silver Produced (kg)	1,242
Total Gold Produced (g)	7,588
Total Silver Equivalent Produced (oz) calculated*	66,482

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16.53 oz Ag, $1,307 oz Au and $3.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Vein is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018, on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

Work at San Luis is currently focused on restoration of the main haulage ramp, which was near completion at the end of the second quarter 2018. When the haulage ramp is complete, plans are to begin development and drifting on levels 6 and 6.5, followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980’s and 90’s prior to the mine’s closure.

Zinc Circuit

The Company continued its testing program for recovery of precious metals and zinc from the San Gonzalo tailings. In Q2, 2018, the Company produced 199 dry tonnes of low grade zinc concentrate with content of 1,094 g/t silver, 6.31 g/t gold and 7.65% zinc, for an additional 13,032 AgEq ounces. As this product has been marketed and sold, the testing program will continue.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, and Inspectorate in the UK and LSI in the Netherlands.

July 18, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q1 2018 Production Results

Qualified Person(s)

Avino's Mexican projects are under the supervision of Jasman Yee P.Eng, Avino director, who is a qualified person within the context of National Instrument 43-101. He has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 31, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.